EXHIBIT 6

                                 PROMISSORY NOTE
                                 ---------------

$1,304,963                                                     MAY 26, 1998
                                                               POTOMAC, MARYLAND

         FOR VALUE RECEIVED, the undersigned maker hereof, JOSHUA M. FREEMAN (the "MAKER"), promises to pay to the order of CARL M. FREEMAN ASSOCIATES, INC., a Maryland corporation (hereinafter referred to as the "HOLDER" which term shall mean the holder at any particular time of this Promissory Note), the principal sum of ONE MILLION THREE HUNDRED FOUR THOUSAND NINE HUNDRED SIXTY-THREE DOLLARS AND NO CENTS ($1,304,963.00), together with interest, as herein provided, on said principal sum or so much thereof as may from time to time remain unpaid, which principal and interest shall be paid as follows:

         (a) Beginning on May 25, 1999, interest only payments shall be due annually on each May 25 for accrued but unpaid interest at the rate of six percent (6.00%) per annum (but in no event higher than the maximum legal rate of interest, if any, chargeable with respect to this transaction). If any payment of principal or interest is not made when due, such unpaid principal amount and, to the extent not prohibited by applicable law, any such unpaid interest, shall bear interest at the rate of ten percent (10%) per annum (or at the maximum rate not prohibited by law, whichever is less) (the "DEFAULT RATE") from the date payment is due (whether by acceleration or otherwise) to the date payment is received by the Holder. If any provision hereof shall result in the interest charged exceeding any applicable legal interest limit, any excessive interest shall not be charged and any such amount if already paid shall be, at the option of the Holder, (i) applied to reduce the principal amount due under this Note or
(ii) refunded to the Maker.

         (b) (i) In any event, the entire principal, accrued interest as aforesaid, and any other sums owed pursuant to this Promissory Note shall be due and payable on May 25, 2008.

              (ii) In addition, the Maker shall be required to make mandatory prepayments on this Promissory Note as set forth in the following sentence. Simultaneously with any Event of Prepayment, as defined in the Loan Agreement by and between the Maker and the Holder of even date herewith as the same may be modified, amended or restated from time to time (the "LOAN AGREEMENT"), the Maker shall make a mandatory principal prepayment on this Promissory Note in an amount equal to the amount of any net cash proceeds received as a direct or indirect result of such Event of Prepayment.

         (c) This Promissory Note is issued pursuant to the Loan Agreement.


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          (d)  Payment of  principal  and  interest  shall be made at Cabin John
Center, 11325 Seven Locks Road, Potomac, Maryland 20854 or at such other place as the Holder may from time to time designate and shall be in such coin or currency of the United States of America as at the time of payment is legal tender.

THIS PROMISSORY NOTE MAY BE PREPAID IN WHOLE OR IN PART AT ANY TIME.

         This Promissory Note is secured by all membership interests of the Maker in CMF RQI Holdings L.L.C., a Delaware limited liability company, granted pursuant to that certain Security Agreement by and between the Maker and the Holder of even date herewith as the same may be modified, amended or restated from time to time (the "SECURITY AGREEMENT") and all proceeds therefrom.

         It is expressly agreed that the entire principal sum of this Promissory Note, together with all accrued interest thereon, shall immediately become due and payable (without demand for payment, notice of non-payment, presentment, notice of dishonor, protest, notice of protest, or any other notice, all of which are hereby expressly waived by the Maker and any other party who may become liable hereunder):

          (i) upon the default in the payment of any installment of interest or principal due under this Promissory Note, which default continues for a period of ten (10) days; or

          (ii) upon an Event of Default under and as defined in the Security Agreement.

         Except as provided in the Security Agreement, all payments on this Promissory Note, when received, shall be applied first to the payment of due and unpaid interest to and including the day prior to the receipt of such payment, then to accrued interest not yet due and payable, and then to payment on account of the principal hereof.

         The Holder will record on its own internal records the amount and date of each payment hereunder, and such records will be conclusive and binding in the absence of manifest error.

         The Maker agrees to pay all costs of collection when incurred, including, without limitation, attorneys' fees and expenses and court costs. Such costs shall be added to the balance of principal and interest then due and shall be deemed secured by the Security Agreement.

         Failure of the Holder hereof to assert any right herein shall not be deemed a waiver thereof.

         In the event that this Promissory Note is transferred, assigned or pledged, the Maker hereby waives, as against such transferee, assignee or pledgee, any defenses, setoffs and counterclaims of every kind and description that the Maker may have against the original holder of this Promissory Note.

         This Promissory Note may not be changed or terminated orally, nor may any of its provisions be waived, except by an agreement in writing signed by the party against whom enforcement of such change, waiver or termination is sought.

         This Promissory Note and the legality, validity and performance of the terms hereof, shall be governed by and enforced, determined and construed in accordance with the internal laws of the State of Maryland (i.e., the laws other than those relating to conflict of laws rules) applicable to contracts, transactions and obligations entered into, and to be performed in Maryland.

         This Promissory Note shall be binding upon the Maker and the Maker's estate, legal representatives, heirs, successors and assigns.

         IN WITNESS WHEREOF, the Maker has caused this Promissory Note to be duly executed as of the day and year first above written.

                                                     MAKER:
                                                     -------


                                                     /s/ Joshua M. Freeman
                                                     ---------------------
                                                     Joshua M. Freeman